SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07028858

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 19 2007
WASH. DC
186

December 11, 2007

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published November 29 and 30, December 4 and 7, 2007.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
November 29, 2007	Press Release	Extraordinary Shareholders' Meeting decides on long-term share ownership program	law and by the listing agreement with Stockholm Stock Exchange
November 30, 2007	Press Release	Skanska to build offices for Hydro in Oslo for SEK 380 M	law and by the listing agreement with Stockholm Stock Exchange
December 4, 2007	Press Release	Skanska to build shopping center in Norway for SEK 460 M	law and by the listing agreement with Stockholm Stock Exchange
Decmber 7, 2007	Press Release	Skanska's CEO Stuart Graham to step down in 2008	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

1/2/08

SKANSKA

Press Release

November 29, 2007
17:00 pm CET

Extraordinary Shareholders' Meeting decides on long-term share ownership program

At Skanska's Extraordinary Shareholders' Meeting held today, the Board of Directors' proposal to implement a long-term ownership program for all of the Group's permanent employees was approved.

The ownership program was the only item that the Extraordinary General Meeting was convened to address.

A presentation of the ownership program, Skanska Employee Ownership Program, is provided in an earlier press release dated October 19, 2007, which is attached. The Board of Directors' entire proposal is also provided at www.skanska.com.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

November 30, 2007
08:35 am CET

Skanska to build offices for Hydro in Oslo for SEK 380 M

Skanska has been contracted to construct an office building in Oslo. The contract amount totals NOK 334 M, about SEK 380 M, which is included in order bookings for the fourth quarter. The customer is Hydro.

The new offices will be constructed adjacent to Hydro's existing head office building on Vækerø, outside Oslo, The four-story building will comprise about 15,000 square meters.

Work at the site will begin in January 2008 and the project is scheduled to be completed in June 2009.

Skanska Norway has carried out a number of building construction and civil engineering projects for Hydro, a repeat customer. Among the largest is the expansion of the Ormen Lange gas field, in which Skanska was responsible for most of the land facilities.

Skanska Norway focuses on building construction and civil engineering. The unit has about 4,300 employees. In 2006, Skanska Norway had sales of about SEK 10.6 billion. Skanska is also active in Norway in the development of residential projects and Public Private Partnership (PPP) projects.

For further information please contact:

Geir Linge, Head of Communications, Skanska Norway, tel +47 4000 6400
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

December 4, 2007
08:30 am CET

Skanska to build shopping center in Norway for SEK 460 M

Skanska has been contracted to build one of Norway's largest shopping centers, Amfi Steinkjer, outside Trondheim. The contract amounts to NOK 400 M, about SEK 460 M, which is included in order bookings for the fourth quarter. The customers are Amfi Bygg Steinkjer AS and Coop Steinkjer BA.

The new shopping center will comprise a total of 35,000 square meters and provide space for about 120 stores. Part of the project involves a new 7,700-square-meter OBS department store, with an underground garage with space for about 300 cars. The project also includes a two-story building that will link the shopping center's new and existing sections, as well as facilities for ground-level parking, pedestrian walkways and approach roads.

Work begins immediately, with completion scheduled during 2010.

Skanska Norway focuses on building construction and civil engineering. The unit has about 4,700 employees. In 2006, Skanska Norway had sales of about SEK 10.6 billion. Skanska is also active in Norway in the development of housing projects and Public Private Partnership (PPP) projects.

For further information please contact:

Geir Linge, Head of Communications, Skanska Norway, tel +47 4000 6400
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

December 7, 2007
08:30 am CET

Skanska's CEO Stuart Graham to step down in 2008

Skanska's President and CEO Stuart Graham has notified the Skanska AB Board of Directors that he wishes to step down in 2008 at the convenience of the Board. He will remain in his position as President and CEO until a successor is in place.

Stuart Graham was appointed President and CEO of Skanska in September 2002 and has been a member of Skanska's Senior Executive Team since 1998. He has been employed by Skanska since 1990 when the American company Sordoni was acquired.

"It has been very stimulating to lead such a great company as Skanska. I have really appreciated working with all the professional and dedicated people around the world, and I'm proud of what we have achieved together," says Stuart Graham, President and CEO of Skanska.

"Skanska's profitability and financial performance has improved significantly under Stu's leadership and today Skanska stands stronger than ever. Equally important are his achievements in implementing Skanska's values and increasing focus on management development within the Group. I'm therefore pleased that Stu will continue in the company in some senior advisory role," says Sverker Martin-Löf, Chairman of the Skanska AB Board of Directors.

"The Board has already initiated the search for a successor and we look for candidates both internally and externally. The ambition is to have a successor selected in early 2008," says Sverker Martin-Löf.

For further information please contact:

Sverker Martin-Löf, Chairman of the Board of Directors, Skanska AB, tel +46 8 788 51 51.
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 70 689 99 91.
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

END